









Sentry
baby products

Creators of Guardimals:

World's Most Kid-Friendly Car Seats

Jim Holley - CEO jimh@sentrybabyproducts.com 719.331.4303 www.sentrybabyproducts.com



Sentry Baby Products:
Here For Your Child, Here For You

If you've ever had to wrestle a screaming two-year-old into a car seat, you know what a stressful, frustrating experience that can be. But what if there were a car seat that your child would be excited to get into every day?

Meet the **Guardimals**.

Guardimals, by Sentry Baby Products, are **the world's most kid-friendly car seats**. Inspired by children's favorite animals, Guardimals deliver the charm and imagination that children love -- and the safety and peace of mind that parents demand.

Engineering designs, patents, tooling, and crash testing certification are all complete, and Guardimals is already available through top retailers, including:

  

Guardimals car seats are just the beginning of the Sentry Baby Products vision for smarter, safer child safety products. Read on and we promise: **you'll never think of a car seat the same way again.**



Sentry Baby Products:
Meet the Guardimals

With Guardimals, we took children's favorite stuffed animals, and translated them into a car seat. **The result:** a car seat children will actually *want* to sit in.



A buddy on the road

Choose from a selection of friendly animal characters that your child will love.



On the lookout

Guardimals seats are compliant with the absolute highest standards in car seat crash safety.



Grows with your child

Guardimals' 3-stage booster design converts into a plain, backless booster seat when your child outgrows the design.



Built for comfort

Our thick, soft plush material makes Guardimals the most comfortable car seat on the market.





Sentry Baby Products:
What Our Customers Are Saying

 *"Couldn't be happier with my purchase….*

As a grandparent I **try to buy cute, gender neutral items with the hope I can use them again for future grand kids.** *These car seats hit the mark for all our needs! My grandsons loved getting to pick their own animals (monkey and tiger)... I love the security of knowing they're in their own properly adjusted seat each time."*

- Walmart customer -

"This has been one of the best purchases for my children yet. Buying a car seat can be a very stressful task. The quality of the seat was exactly what I was looking for. The seat is well made and very comfortable. My daughter's favorite animal is a monkey, so she absolutely loves this car seat. **We used to struggle to get her to sit in her standard car seat. She would cry and throw a fit. Now she sits in her monkey car seat with no struggle.** I am so thankful for finding this product!"

- Babies R Us customer -

"Happy mom. My son went crazy over this dog car seat! He is three years old and was very confined in his prior seat. He looks so much more comfortable in this seat and **I love that he will be able to use it as a booster seat as well! Talk about money well spent!** He figured out how to unlatch his other car seat and I am so thankful he can not do so in this car seat. He talks about 'his puppy seat' all the time. If you want great quality and a seat your kid will love, this is definitely it!"

- Babies R Us Customer -



Sentry Baby Products:
The Sentry Safety Commitment

Sen·try (n) /'sentrẽ'/: "someone who stands guard against danger"

With any children's product, safety is always priority number one. For children's car seats, that holds doubly true. That's why Sentry has designed Guardimals in alignment with the **absolute highest safety standard.**



- Structural design of the seat yields high safety margin
- Deep headrest and sides for added side impact protection
- 5-point harness for maximum security
- Energy absorbing foam

The Guardimals design has undergone **rigorous safety crash testing** in government-certified laboratories that **meet or exceed FMVSS 213 government compliance requirements**



Sentry Baby Products:
Traction & Accomplishments

Development

Engineering designs, tooling, and crash testing certification for Guardimals are all complete.

Partnership

Sentry has secured a partnership with a **leading Chinese company, Honey Baby,** to produce Sentry products.

The factory has invested $300K in development to create molds and capability for production of Sentry products.





Intellectual property

Sentry has secured **1 utility patent** and **2 design patents** to protect the unique innovations underlying the Guardimals design.

Distribution

Our first four Guardimals models are available now on:

Walmart
Save money. Live better.

BABiES Я US

Available at

amazon



Sentry Baby Products:
Up Next: Expand the Brand



New sales channels

Sentry is working on distribution deals to expand our sales channels to include new stores, including brick-and-mortar locations.



New characters

Expansion the Guardimals line to include new characters (koala, panda, etc.)



New products

Sentry has plans to expand the Guardimals brand to include other children's products, including a **play gym, high chair, backpacks and plush toys,** all featuring our characters.



New partnerships

Guardimals has secured joint ventures with two established Chinese factories -- **Brilliant Care and Yuan Yuan** -- to develop two new non-character car seat lines.



Sentry Baby Products:
Meet Our Founder



Sentry founder and CEO **Jim Holley** has been active in the juvenile products industry for more than 20 years. An aerospace engineer by training and a father himself, Jim has 20 utility patents to his name in the juvenile products space.

Jim has also served in leadership positions for several child safety brands, including as CEO of Second Nature Infant Feeding Company and Umix Infant Feeding Company. Most recently, Jim served as CEO of KidsEmbrace, a startup car seat company, where he gained in-depth knowledge about the car seat market.

Now, Jim is bringing his decades of experience, expertise, and relationships to bear in the development of the Guardimals brand, and the execution of the Sentry Baby Products vision.



Sentry Baby Products:
Meet the Founder

Sentry Baby Products is a startup infant and child safety company dedicated to developing and distributing the next generation of innovative child safety products. Our flagship brand, Guardimals, is a line of proprietary booster car seats inspired by children's favorite animals.

With extensive experience and relationships throughout the child safety products manufacturing and distribution space, Sentry Baby Products is well positioned to grow into **a new leading voice in the child safety products market in the United States and beyond.**

Highlights/Key Traction Points:

- Engineering designs, patents, tooling, and crash testing certification complete
- Available through top retailers, including Walmart.com, BabiesRus.com and Amazon.com
- Manufacturing and design partnerships secure with Chinese partners

Industry: Child safety

Market Size: 12 million customers in the US

Target Customer: Parents/grandparents with children ages 2-10

Currently Seeking: $10,000-$107,000

Use of Funds: Sales and marketing - 15%, Product development - 20%, Inventory - 15%, Key hires - 20%, Operations - 30%



Sentry Baby Products:
Market Opportunity

The baby product industry is expected to research $121B USD worldwide by 2025, according to [Grandview Research](#).

In the US alone, there are approximately 19 million children between the ages of 1 and 6, all of whom are required by law to ride in car seats.

19 million children ages 1-6
In the United States

4 million babies
born in the US each year



Guardimals is a brand with **global market potential**
not limited to the United States

The target audience for Guardimals is **households with children ages 2-5.**
Our target customers include parents, as well as grandparents and other family
members or caregivers who may be involved in caring for and transporting a child.



Parents



Grandparents



Child Care Workers



Other Caregivers



Sentry Baby Products:
Pricing & Revenue



Pricing for Guardimals car seats is as follows:

- **Retail:** $99
- **Wholesale:** $64
- **COGS:** $38
- **Gross margin for Sentry:** 41%

Sentry will sell wholesale to retailers
in the US, and through distributors internationally.

We have already acquired accounts at
Walmart.com, babiesRus.com and Amazon.com
in the US, and we are selling products in China and
Russia.

Revenue Projections:



2019 and 2020 projections assume store placement which is not under Sentry's control



Sentry Baby Products:
Competitive Overview

	Sentry	KidsEmbrace	Graco	Baby Trend	Evenflo
Design	**Animal character**	Licensed characters	Fabric pattern	Fabric pattern	Fabric pattern
Retail Price	**$99**	$149	$139	$99	$99
Harness Booster	**X**	X	X	X	X
3 Growth Stages	**X**		X	X	X
Appeal for kids	**X**	X			
Timeless style	**X**				



Sentry Baby Products:
Why Guardimals Wins


Age-agnostic

Guardimals 3-stage design and removable animal feature means seat grows with the child, so the seat can be used from age 2 all the way to age 10.


Gender-neutral

Guardimals characters are gender-neutral, which aligns with a growing demand among parents for gender-neutral options in children's products.


Brand potential

Unlike KidsEmbrace, which bases its designs on borrowed intellectual property, Guardimals is a proprietary brand with the potential to expand over time.


Global appeal

The Guardimals brand and product have global appeal that is not specific to any one culture, giving our brand global potential.



Sentry Baby Products:
Exit Strategy

The most likely exit pathway for Sentry Baby Products is acquisition, either by one of our manufacturing partners or by another company in the infant care space.

To point to one example in our industry, in 2014 Graco acquired *Baby Jogger* for **$210M**, **or 2.3X the company's revenue.**

Sentry is already in discussions with a Chinese factory and distribution company that is developing some of Sentry's products about the potential of acquiring Sentry ahead of their company's planned IPO in 2020.





Sentry Baby Products:
Investment Opportunity

With this seed round, Sentry Baby Products is **seeking $10,000 to $107,000 in equity funding** to support growth of the Guardimals brand and expand products.

Seeking
$10,000-$107,000 via equity

Pre-money valuation
$2,500,000

Investment per investor
$100 Min

Key Milestones

- Inventory
- Marketing
- Account expansion
- Product expansion

Use of Funds

- **Sales and marketing** - 15%
- **Product development** - 20%
- **Inventory** - 15%
- **Key hires** - 20%
- **Operations** - 30%



Sentry Baby Products:
Conclusion

Why invest in Sentry Baby Products?

- **Deep industry experience & relationships**

  Over the course of two decades in the industry, Sentry Founder & CEO Jim Holley has developed substantial relationships in the juvenile products industry, which he is able to leverage to effectively bring Sentry products to market.

- **Brand appeal and potential**

  With the Guardimals line, Sentry is developing more than a product, but a complete children's brand with significant appeal for both children and parents alike, and the potential to grow into a significant presence in the global juvenile products space.

- **Clear exit pathway**

  The Sentry team has already identified a pathway to exit, with the potential to be acquired by our Chinese manufacturing partner by 2020.



Jim Holley - CEO

jimh@sentrybabyproducts.com

719.331.4303

www.sentrybabyproducts.com